SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2002

ALCON, INC.

Bösch 69
P.O. Box 62
6331 Hünenberg, Switzerland
011-41-41-785-8888
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F   x   Form 40 F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes   No   x

Incorporation by Reference

This Report of Foreign Issuer on Form 6-K shall be incorporated by reference into the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on April 24, 2002 and the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on October 25, 2002.

Alcon, Inc. issued the following News Release on December 17, 2002.

Alcon, Inc.
Bösch 69
P.O. Box 62
6331 Hünenberg, Switzerland

For immediate release

Alcon's Moxifloxacin NDA
Accepted for FDA Review

Hünenberg, Switzerland - December 17, 2002 - Alcon, Inc. (NYSE: ACL) has filed with the U.S. Food and Drug Administration (FDA) a New Drug Application (NDA) for the ophthalmic use of moxifloxacin 0.5% ophthalmic solution. Moxifloxacin is a potent fourth-generation fluoroquinolone antibiotic that the company believes will be a major advance in the topical treatment and prevention of ocular infections. Alcon is now awaiting FDA approval of the NDA.

Alcon's NDA seeks approval for the use of this drug to treat bacterial conjunctivitis and ophthalmia neonatorum, with the latter receiving priority review status. Ophthalmia neonatorum is a bacterial ocular infection in newborns (from birth to one month). Alcon has studied moxifloxacin extensively in three major clinical trials, three human pharmacokinetic studies and several toxicology studies.

Moxifloxacin is highly soluble, which allows it to be dosed at a higher concentration than other topical ocular anti-microbial products marketed today. This makes it very effective against many types of harmful bacteria.

Moxifloxacin shows enhanced coverage against difficult-to-treat gram-positive bacteria, a class including Staphylococcus and Streptococcus, which account for an estimated 80% of eye infections. It is also highly active against Pseudomonas and bacteria resistant to currently-used quinolones, as well as against emerging bacterial threats, such as Mycobacterium and Chlamydia.

In addition to its efficacy benefits, it has a near neutral pH, resulting in little or no stinging when applied in the eye, an especially important consideration for newborns. Capping off its profile, moxifloxacin penetrates ocular tissue very well, allowing it to kill bacteria that infect the surface of the eye as well as infections that may occur within it.

Alcon, Inc. is the world's leading eye care company. Alcon, which has been dedicated to the ophthalmic industry for more than 50 years, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contact lens solutions and other vision care products that treat diseases, disorders and other conditions of the eye.

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Caution Concerning Forward-Looking Statements. *This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements involve known and unknown risks,*

uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by our forward-looking statements. These statements reflect the views of our management as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Factors that might cause future results to differ include, but are not limited to, the following: the possibility that moxifloxacin will not be approved by the FDA or such approval will be delayed, the outcome of future clinical trials, approval of competitive drug applications by the FDA prior to approval of moxifloxacin, competition from other drugs already on the market or competitive drugs that reach the market in the future, challenges inherent in new product manufacturing and marketing, developments in legal cases and government regulation and legislation. You should read this press release with the understanding that our actual future results may be materially different from what we expect. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

For information, contact:
Doug MacHatton (Alcon Investor Relations)
800-400-8599
Mary Dulle (Alcon Public Relations)
817-551-8058
www.alconinc.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcon, Inc.
(Registrant)

Date   December 18, 2002   By   /s/ Martin Schneider
                                                     Name: Martin Schneider
                                                     Title: Attorney in Fact

Date   December 18, 2002   By   /s/ Stefan Basler
                                                       Name: Stefan Basler
                                                     Title: Attorney in Fact